EXHIBIT (a)(5)

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Asset Management Inc.

Investor Relations

866-839-5205

InvestorRelations@aberdeen-asset.com

THE INDIA FUND, INC. ANNOUNCES

COMMENCEMENT OF TENDER OFFER

PHILADELPHIA, March 7, 2014 — The India Fund, Inc. (NYSE: IFN; the “Fund”) announced today the commencement of a tender offer (the “Tender Offer”) by the Fund to acquire in exchange for cash up to 15% of the Fund’s issued and outstanding shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day following the expiration date of the tender offer.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Fund’s Offer to Purchase, dated March 7, 2014, and related Letter of Transmittal, as such documents may be amended or supplemented prior to the expiration date for the Tender Offer. The Tender Offer will expire at 11:59 p.m. New York City time on April 3, 2014, unless amended or extended. If more than 15% of the Fund’s outstanding shares are tendered in the offer and not withdrawn, the Fund will purchase shares from tendering stockholders on a pro rata basis in accordance with the terms and conditions specified in the Offer to Purchase.

As previously announced, the Tender Offer is being made in connection with the recent stockholder approval of the elimination of the Fund’s interval structure.

The Tender Offer is being made, and the stockholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. This announcement is not an offer to purchase or a solicitation of an offer to purchase any securities of the Fund. The Tender Offer will be made only pursuant to the Offer to Purchase and the related Letter of Transmittal. STOCKHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Documents filed with the SEC are available to investors; free of charge, at the SEC’s website (http://www.sec.gov). Stockholders can also obtain copies of these documents, when available, free of charge, by contacting Aberdeen Asset Management, Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103, by calling 1-866-839-5205 toll-free or on the Internet at www.aberdeenifn.com. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction’s laws.

Stockholders may obtain further information regarding the Tender Offer from Georgeson Inc., the Fund’s Information Agent for the Tender Offer, by calling toll-free at 1-866-297-1264 between the hours of 9:00 AM and 11:00 PM, New York City time, Monday through Friday (except holidays).

Further information about the Tender Offer will be announced via future press releases. The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both.

The Board also announces the extension of a targeted discount policy to seek to manage the Fund’s discount. Under the targeted discount policy, the Fund intends to buy back shares of common stock in the open market at times when the Fund’s shares trade at a discount of 10% or more to NAV and review the targeted discount of not more than a 10% volume-weighted average after a two-year period commencing from the completion of the date of the tender offer. If the 10% volume-weighted average discount is not attained over the two-year period, the Board may, but is not obligated to, consider other corporate actions.

Important Information

Closed-end funds have a one-time initial public offering and then are subsequently traded on the secondary market through one of the stock exchanges. The investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) NAV of the fund’s portfolio. There is no assurance that a fund will achieve its investment objective. Past performance does not guarantee future results.

International investing entails special risk considerations, including currency fluctuations, lower liquidity, economic and political risks, and differences in accounting methods; these risks are generally heightened for emerging market investments.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the SEC.

In the United States, Aberdeen Asset Management (AAM) is the marketing name for the following affiliated, registered investment advisers: Aberdeen Asset Management Inc., Aberdeen Asset Managers Limited, Aberdeen Asset Management Ltd. and Aberdeen Asset Management Asia Ltd., each of which is wholly owned by Aberdeen Asset Management PLC. “Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

If you wish to receive this information electronically, please contact: InvestorRelations@aberdeen-asset.com

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